SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Methode Electronics, Inc.
(Name of Subject Company (Issuer))

Methode Electronics, Inc.
(Names of Filing Persons (Issuer))

Class B Common Stock, par value $.50 per share, and related Preferred Share Purchase Rights
(Title of Class of Securities)

591520 10 1
(CUSIP Number of Class of Securities)

Donald W. Duda
President
Methode Electronics, Inc.
7401 West Wilson Avenue
Chicago, Illinois 60706-4548
(708) 867-6777
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

With a copy to:
 James W. Ashley, Jr.
Lord, Bissell & Brook
115 South LaSalle Street
Chicago, Illinois 60603
(312) 443-0700

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee

Not Applicable*	Not Applicable*

*
A filing fee is not required with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable

Form or Registration No.: Not Applicable

Filing Party: Not Applicable

Date Filed: Not Applicable

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☒
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

News Release

Contact:	Joey Iske
Director of Investor Relations
708-457-4060 jiske@methode.com

McGinley Trusts Terminate Agreement with Methode Electronics, Inc.

        CHICAGO, July 14, 2003 /PRNewswire-FirstCall/—Methode Electronics, Inc. (Nasdaq: METHA) today announced that the William J. McGinley Marital Trusts (the "McGinley Trusts") today gave notice of termination of the Agreement dated August 19, 2002, amended December 26, 2002, with Methode. Under this Agreement, the McGinley Trusts and related family members had agreed to tender all of their shares of Class B common stock to Methode.

        Warren Batts, Chairman of the Special Committee representing the Class A stockholders of the Company, said: "We are disappointed that the McGinley family decided to take this action at a time when we have been attempting in good faith to reach a negotiated solution. We will continue to try to negotiate with the family but there can be no assurance we will be able to get there."

About Methode Electronics

        Methode Electronics, Inc. is a global manufacturer of component and subsystem devices. Methode designs, manufactures and markets devices employing electrical, electronic, wireless, sensing and optical technologies. Methode's components are found in the primary end markets of the automotive, communications (including information processing and storage, networking equipment, wireless and terrestrial voice/data systems), aerospace, rail and other transportation industries; and the consumer and industrial equipment markets. Further information can be found at Methode's website www.methode.com.